Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated June 12, 2013 that is being mailed to participants in 250 West 57th St. Associates L.L.C., advising such participants of the termination of the solicitation period:

[mh letterhead]

June 12, 2013

To Fellow Participants in 250 West 57th St. Associates L.L.C. (“Associates”)

We write to advise you that Associates has received more than the required 75% supermajority consent for consolidation and third party proposal in each of its 10 participation groups, as recorded by the vote tabulator MacKenzie Partners, Inc., and certified by the independent inspector Corporate Election Services. The solicitation for the consolidation proposal, third-party portfolio proposal, and voluntary reimbursement is terminated effective today.

If you have any question, please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or email us at inquiries@MalkinHoldings.com.

We appreciate your patience and support.

Sincerely,

MALKIN HOLDINGS LLC

Peter L. Malkin             Anthony E. Malkin

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.